Filed by Spring Valley Acquisition Corp. III

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp. III

Commission File No. 001-42822

Subject Company: General Fusion Inc.

Date: April 13, 2026

This filing relates to the proposed transactions pursuant to the terms of that certain Business Combination Agreement, dated January 21, 2026 (the “Business Combination Agreement”), among Spring Valley Acquisition Corp. III, an exempted company limited by shares incorporated under the Laws of the Cayman Islands (“SVAC”); General Fusion Inc., a British Columbia limited company (“General Fusion” or the “Company”), and 1573562 B.C. Ltd., a British Columbia limited company (“NewCo”), pursuant to which, among other things, (i) SVAC will continue from the Cayman Islands to British Columbia, (ii) NewCo will amalgamate with and into General Fusion (the “Amalgamation”), with NewCo surviving the Amalgamation as a wholly-owned subsidiary of SVAC, pursuant to an arrangement under the applicable provisions of the Business Corporations Act (British Columbia) and the plan of arrangement attached as an exhibit to the Business Combination Agreement, and (iii) SVAC will change its name to “General Fusion Group Ltd.”

The following is a transcript of a moderated interview included in an episode of CBC Ideas: A Machine to Save Us All, featuring General Fusion’s Chief Executive Officer, Greg Twinney, and Senior Vice President of Technology Development, Mike Donaldson, held on April 10, 2026:

Speakers:

Matthew Lazin-Ryder — CBC Ideas Reporter, (Interviewer)

Nahlah Ayehd — CBC Ideas Host

Tom Howell — CBC Ideas Producer (Interviewer)

Greg Twinney— CEO of General Fusion (Interviewee)

Mike Donaldson — SVP of Technology Development, General Fusion (Interviewee)
Mustafa Bahran — Physics Professor, Carleton University. (Interviewee)

General Fusion’s part of the episode begins:

Mustafa Bahran: We should share also this, it’s a Canadian breakthrough in March, 2025, in Richmond at General Fusion – a very good company – achieved plasma energy confinement for more than 10 miliseconds.

Tom Howell: 10 miliseconds? Okay. They’re on the board.

Mustafa Bahran: For Canada, it’s good! So that’s great. That’s the first – very first – should I say, very first Canadian achievement

[Musical interlude]

Mike Donaldson: We’ll go take a look at LM26, we’ll walk through the lab to get you there.

Tom Howell: February, 2026, my colleague, Matthew Lazin-Ryder in Vancouver gets a chance to tour the General Fusion laboratory.

Matthew Lazin-Ryder: It's in a big industrial park in Richmond, British Columbia, just near the airport. A lot of space out here in Richmond.

Mike Donaldson: It’s great! Alright come on in here. This is – you know – we’ve been doing this for a couple of decades.

Tom Howell: Giving Matthew the tour here is Mike Donaldson.

Matthew Lazin-Ryder: He’s kind of the engineering, technological development guy at General Fusion.

Mike Donaldson: So what we have in here is these are a bunch of the test beds that we've used to get to where we are today. This is the museum. This is technology development at its finest. We build test beds and we test them, and we figure out how to make them better and move on.

Matthew Lazin-Ryder: This -- what I'm looking at, it’s a big. What shape is that?

Mike Donaldson: I’m not even sure of the actual shape. It’s a sphere on the inside. It’s got all the pistons on the outside. This is our first test bed to demonstrate that we could create a liquid metal cavity and collapse it with pistons. We inject a hot, magnetized plasma of fusion fuel into a cavity of liquid metal, and we collapse that cavity with pistons.

Tom Howell: Cavity?

Matthew Lazin-Ryder: Like a swirling sphere of liquid metal with a hollow part in the middle of that swirling sphere of liquid metal. And when you want to collapse the cavity, you fire the pistons all at once. Kablong! (clapping sound)

Tom Howell: So the first machine Matthew gets shown is a giant bubble crusher for crushing bubbles of molten metal, General Fusion needed to make this machine first before they go on to make the machine that's going to actually save us all, because crushing bubbles is one of three key jobs that the final machine is going to have to do. That said crushing bubbles is maybe not the perfect description, because when you crush a soap bubble, it pops in this machine, the bubble does not pop. So, Matthew suggests thinking of it as…

Matthew Lazin-Ryder: As crushing a jam filled Timbit from all directions at once. So, the jam in the middle of the Timbit compresses to the point that its atoms explode.

Tom Howell: Right. So, in this scenario the dough of the Timbit is liquid lithium?

Matthew Lazin-Ryder: Yes. And the plasma is the jam.

Tom Howell: Got it.

General Fusion Video B-Roll: Charging. Charging! 10, 9, 8, 7, 6, 5, 4, 3, 2, 1. Firing!

Tom Howell: That’s the sound of some people using the next machine that Matthew is going to get to see. It’s called LM26. Its job is to practice crushing the hot jam, or as we should call it, plasma.

Mike Donaldson: This is a bit of a staging area for the machine that we're going to go see. LM26 is made to compress plasmas and demonstrate our MTF technology. MTF is magnetized target fusion. So this is LM26 what LM26 does is we take a hot, magnetized plasma and we compress it. These guys here, this is one of our key components that's in the middle of the machine. They're getting it ready for the next time that we do one of these compression shots, the whole process of being able to repeat through the shots requires a big team, tightly coordinated. It's got the people that are planning what we want to do on any one compression we have a whole series of engineers and technicians that are involved in putting all the diagnostics -- actually being able to measure what goes on this machine. After we've done one of these compression shots, we have to strip it all down and start again.

Matthew Lazin-Ryder: Can you walk me through this machine? So, what started with kind of a Dungeons and Dragons dice with 14 pistons to this, like what are the analogues between the two?

Mike Donaldson: For this machine, what we want to demonstrate is that the fusion actually works. So in this machine, we still compress plasmas. We compress them with a solid metal rather than liquid metal. If you were a plas… if you if you were a bug sitting on the inside of the machine, and you were being compressed along with the plasma, you wouldn't know whether or not it was big pistons on the outside doing the compression, or whether or not it was using electromagnetic fields, like we do on this machine.

Tom Howell: Okay, I just want to stop for a second. It sounds like there's a Geiger counter going off. Are you in a radioactive situation when you're recording this?

Matthew Lazin-Ryder: Well, I heard that as well while we were recording, and I asked Mike whether we were. Because what they are testing that the big machine there is full of magnets. And so, I asked Mike, I'm picking up some interference on my what sounds like interference on my microphone. And he double checked, and all of the things were turned off. So it was kind of a mystery, what was affecting my microphone, and it could have been because we were by the airport, or it could have been a faulty piece of equipment that I brought from home.

Tom Howell: Okay, alright. So, a useless data point.

Matthew Lazin-Ryder: I mean, he did offer to go get a something to measure magnetic fields, just to see if there was something. I took him at his word.

Tom Howell: I hope they understand that the nearby airport is sending some sort of signal in there that might affect the science too. And the second question: a squashed bug. I didn't quite understand what he was saying there.

Matthew Lazin-Ryder: He was saying that from the perspective of the inside of the jam of the Timbit, if you suddenly find yourself squished, you don't know whether it's a physical thing or a magnetic thing. It all feels the same squishiness to you.

Tom Howell: He’s excusing the fact they don’t use liquid metal on this one?

Matthew Lazin-Ryder: Yeah, it's not, it's not a final prototype. It's not like and now we scale up this machine. This one is specifically to test…

Mike Donaldson: When you compress plasma, will it heat up to the fusion temperatures? That's what this machine is meant to demonstrate and do.

Tom Howell: Here's what it sounded like in 2025, the first time they used the machine to fire a bit of plasma into the middle and hold it together in the right spot.

General Fusion Video B-Roll: We’re going to keep at this. This might work, this might not work. Firing! What’s the call Stephen, did we make first plasma? We did make first plasma. Yeah! (Clapping)

Nahlah Ayed: If only it were as easy as crushing a donut. The quest to make a machine to save us all, using nuclear fusion. This is Ideas. I’m Nahlah Ayed. Every few months, a news item will break through about some advance in nuclear fusion science. In March 2026 the European Commission announced a $350 million fund for one year's worth of new research on fusion. That same month, the UK Government announced a jaw dropping $4.5 billion Canadian dollars it plans to give over five years to British fusion research and building prototype power plants. China and the US, meanwhile, are pumping billions of dollars in public and private money towards fusion projects in their countries. For now, the only nuclear fusion power plants that actually work are the stars. In Canada, our longest running participant in the race to make fusion power happen is a company called General Fusion. It was founded in 2002 and Ideas producer Matthew Lazin-Ryder remembers that.

Matthew Lazin-Ryder: As local radio maker, years and years and years ago, I covered the launch of General Fusion, when it started, and back in those days, when they were only raising private funds, then right they were seeking private investors. And what they had said at the time was that they were very, very clear with investors, like, look, this is a long shot. You can give us your money, but we want to be very upfront. This is a long process with a high chance of nothing actually coming out of it, and that's what you get in return for being on the ground floor, and then things seem to have gone pretty well with their with their process. And at this point, right if you know, if they solve this problem, if they crack it, everything changes. And it's not like everything is solved and is perfect forever, but that's a significant amount of our energy grid that you can replace.

Nahlah Ayed: The tantalizing prospect is luring governments and hopeful investors.

But how much hope should we really place in the promises of a new technology arriving and arriving in time to help humanity stop heating up the planet beyond livable conditions this century? Tom Howell in Montreal and Matthew Lazin-Ryder in Vancouver pursue that question. Matthew has been getting a tour of the latest developments at General Fusion's laboratory in Richmond, British Columbia.

Mike Donaldson: This machine is all about the fusion part of our fusion power plant. Now we're not the only people out there that do fusion, but the way that we do fusion, we know the path to a power plant when we demonstrate that. So, the focus of this team right now is, does the way that we do fusion, can we demonstrate that we can reach those fusion conditions and then we know how to apply that to a power plant. But at the heart of it is, is the fusion going to work? So that's where the team is focused right now.

Tom Howell: Is it going to work? Many would like to know the answer, and if it is going to work, when? Building up and also tempering expectations, is the job of…

Matthew Lazin-Ryder: Greg Twinney, the CEO, he’s in charge of the whole thing.

Greg Twinney: Our goal is still mid 2030s first of a kind, power plant. We're not sitting still between now and then, we've built a machine called LM26 which is 50% power plant scale, plasmas that will achieve these fusion conditions and ultimately be able to translate those through to a commercial power plant, because, yeah, you got to be able to get more energy out of the reaction overall. Otherwise, you're not a power producing plant. You're just a demonstration.

Matthew Lazin-Ryder: Can you give me the short version of how the General Fusion project is different than other approaches to fusion?

Greg Twinney: Yeah, so you can produce fusion conditions inside of all sorts of different machines, tokamaks, using lasers, all different approaches. At General Fusion, we recognize you need to be able to do that. You got to be able to produce fusion conditions, but if you can't do it and ultimately translate it to a power plant, you're kind of just working on science, and you might actually be climbing the wrong mountain by demonstrating that science. For us, it was important that we not only demonstrate fusion conditions, but we do it in a way that overcomes four key barriers. One, when you create fusion conditions inside a machine, conditions are harsh. You have neutrons flying around everywhere. If those neutrons hit a hard surface, they will destroy it. You need to be able to protect the machine from those neutrons breaking it over time. Two, you need to be able to produce the fuel that you're going to use. In our case, we use what's considered the easiest fuel to fuse, which is deuterium and tritium, tritium you need to breed. And you need to be able to breed enough of that that you can constantly sustain the power plant. And so we made sure that in the design that we have, we can produce enough tritium to also continue with producing fusion on an ongoing basis in a power plant. The third challenge is making sure that you can extract the energy, capture the neutron energy, and turn that into, ultimately putting energy on the grid. And lastly, you got to be able to do all this in a way that's going to be cost competitive if you're using superconducting magnets or using high powered lasers or maybe materials to try and solve this neutron damage problem. You're not going to be able to do it in an economical way. So, we made sure that we're using a lot of existing technologies, existing materials, so that when we produce energy, it's going to be competitive with existing energy technologies today.

Matthew Lazin-Ryder: You mentioned the kind of abundance of deuterium, easy to find deuterium. Where does the tritium come from?

Greg Twinney: So tritium is not naturally found. You need in our case, we breed it, and the breeding happens through an interaction as part of our design for our machine. When we create fusion conditions inside our machine, the fusion happens in a way that is completely encased with liquid lithium. And I talked earlier about the fusion process. And when fusion happens, you get these neutrons that fly off of the fusion reaction. And those neutrons, in our case, fly into this liquid lithium. They hit the liquid lithium and actually create tritium through that process. So not only is this liquid that's surrounding the fusion reaction protecting the machine, but it's actually breeding tritium. And in our case, we can actually breed more tritium than we need to sustain the current power plant that's being operated. And what that means is we can extract tritium and start new power plants, one after the other, and really own that fuel cycle indefinitely, we can create our own fuel.

Matthew Lazin-Ryder: What can go wrong? Like, what is the worst case scenario? You know, things populate the public imagination about new energy sources, Chernobyl, Three Mile Island, things that go wrong with new experiments. What's the worst thing that can happen with what you're working on here?

Greg Twinney: Yes, so the beauty of fusion is that it's very different from fission, which is what most people think of when they hear the word nuclear. They think of fission and radioactive waste and meltdowns and run ons and those types of challenges that you have with traditional fission, which the fission industry has been working hard to protect from, and I think has made quite a bit of progress in that regard. With fusion, you actually don't have any of those challenges. One way to think about fusion, actually, is to think about all the benefits of nuclear without the downsides of nuclear fission to create the conditions of fusion requires a huge effort, a huge, huge effort. And if you don't create those conditions, kind of nothing happens, and there's no fusion. So very, very safe. And that's not because we're protecting in and around the fusion. It's because of the fusion process itself is just inherently safe. It's a game changer. I got four kids. I want to leave this world in a much better place, and fusion absolutely can do that once we commercialize.

Tom Howell: The rosy vision of the future we hear from the nuclear fusion industry is strikingly different from the one suggested by the hockey stick graph. That's the famous image showing the sudden, sharp rise in average global temperature at the very end of the last millennium, after 1000 years of not much variation. The International Panel on Climate Change republished the hockey stick graph from the original scientific paper where it first appeared, and it quickly became central to the public debate that occurred in the early 2000s back when the reality of climate change was hotly disputed. One of the authors of that paper is Michael Mann. He's an American climate scientist. He's gone on to be a leading international voice on the climate crisis. I met him recently in Montreal, and I asked him, what he makes of the optimism around nuclear fusion. If within 15 years, nuclear fusion comes online as a power generator for the world, does that change everything?

End of General Fusion’s portion of the episode.

***

Additional Information and Where to Find It

In connection with the transactions contemplated by the Business Combination Agreement (the “Proposed Business Combination”), the Company and SVAC filed their joint registration statement on Form F-4 (as amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a preliminary prospectus with respect to SVAC’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement in connection with SVAC’s solicitation of proxies for the vote by SVAC’s shareholders with respect to the Proposed Business Combination and other matters to be described in the Registration Statement (the “Proxy Statement”). After the SEC declares the Registration Statement effective, SVAC plans to file the definitive Proxy Statement with the SEC and to mail copies to SVAC’s shareholders as of a record date to be established for voting on the Proposed Business Combination. This document does not contain all the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVAC has filed or may file with the SEC. Before making any investment or voting decision, investors and security holders of SVAC and General Fusion are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about General Fusion, SVAC and the Proposed Business Combination. Investors and security holders are able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVAC may be obtained free of charge from SVAC’s website at https://.sv-ac.com or by directing a request to Spring Valley Acquisition Corp. III, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

General Fusion, SVAC and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVAC’s shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVAC’s directors and executive officers, please refer to the final prospectus from SVAC’s initial public offering, which was dated September 3, 2025 and filed with the SEC on September 4, 2025 (the “Final Prospectus”) and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVAC’s shareholders generally, will be included in the Registration Statement and the Proxy Statement, when they become available. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully, when they become available, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVAC’s, General Fusion’s, or their respective management teams’ expectations concerning the Proposed Business Combination and expected benefits or timing thereof; the outlook for General Fusion’s business, including its ability to commercialize magnetized target fusion (“MTF”) or any other fusion technology on its expected timeline or at all; statements regarding the current and expected results of General Fusion’s Lawson Machine (“LM26”) program; the ability to execute General Fusion’s strategies, including on any expected timeline or anticipated cost basis; projected and estimated financial performance; anticipated industry trends; future capital expenditures; government regulation of fusion energy; and environmental risks; as well as any information concerning possible or assumed future results of operations of General Fusion. The forward-looking statements are based on the current expectations of the respective management teams of SVAC and General Fusion, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVAC’s securities; (ii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the adoption of the Business Combination Agreement by the shareholders of SVAC and the receipt of regulatory approvals; (iii) market risks; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (v) the effect of the announcement or pendency of the Proposed Business Combination on General Fusion’s business relationships, performance, and business generally; (vi) risks that the Proposed Business Combination disrupts current plans of General Fusion and potential difficulties in its employee retention as a result of the Proposed Business Combination; (vii) the outcome of any legal proceedings that may be instituted against General Fusion or SVAC related to the Business Combination Agreement or the Proposed Business Combination; (viii) failure to realize the anticipated benefits of the Proposed Business Combination; (ix) the inability to maintain the listing of SVAC’s securities or to meet listing requirements and maintain the listing of the combined company’s securities on Nasdaq; (x) the risk that the Proposed Business Combination may not be completed by SVAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVAC; (xi) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters, national security tensions, and macro-economic and social environments affecting its business; (xii) laws and regulations governing General Fusion’s research and development activities, and changes in such laws and regulations; (xiii) any failure to commercialize MTF on the expected timeline or at all, including any failure to achieve the objectives of the LM26 program; (xiv) environmental regulations and legislation; (xv) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xvi) fluctuations in currency markets; (xvii) General Fusion’s ability to complete and successfully integrate any future acquisitions; (xviii) increased competition in the fusion industry; (xix) limited supply of materials and supply chain disruptions; and (xx) the risk that  the proposed private placement of convertible preferred shares and warrants by General Fusion (the “PIPE Financing”) may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all, including as a result of the restrictions agreed to in connection with the PIPE Financing. The foregoing list is not exhaustive, and there may be additional risks that neither SVAC nor General Fusion presently know or that SVAC and General Fusion currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the “Risk Factors” section of the Final Prospectus and the risks described in the Registration Statement, which includes a preliminary proxy statement/prospectus, or to be described in any amendment or supplement thereto; and those discussed and identified in filings made with the SEC by SVAC from time to time. General Fusion and SVAC caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither General Fusion nor SVAC undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that General Fusion or SVAC will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in SVAC’s public filings with the SEC, which are or will be (as applicable) accessible at www.sec.gov, and which you are advised to review carefully.